UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  33-11986-LA
CUSIP NUMBER: 876765108

(Check One):  [X] Form 10-K [_] Form 20-F [_] Form 11-K [_]Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  December 31, 2010

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TAXMASTERS, INC.
Full Name of Registrant

Former Name if Applicable

900 Town & Country Lane, Suite 400
Address of Principal Executive Office (Street and Number)

Houston ,Texas 77024
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Annual Report on Form 10-K for the year ended December 31, 2010 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation of the registrant’s audited financial statements.  The Form 10-K will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frederick V. Hackett, Esq.	(281)	497-4226
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 3, 2011, the Company changed how it accounted for unpaid and incomplete portion of its customer contracts.  Previously, the registrant accounted for the unpaid and incomplete portion of its customer contracts as accounts receivable and deferred revenue.  Commencing on January 3, 2011, if a customer enters into a contract with the registrant, any cash the registrant receives from the customer will be accounted for as deferred revenue.  The balance of the amount due under the contract will be accounted for as an account receivable only if (and when) the registrant completes the services due under the contract without receiving the payment of the balance due.  Prior to the completion of the service under the contract, the amount due under such contract will not be accounted for as an accounts receivable nor deferred revenue (as had been previously been done).   This change will also result in changes to the deferred tax asset components related to both accounts receivable and deferred revenue.

The results of operations for the registrant for the year ended December 31, 2010 as compared to the year ended December 31, 2009 are as follows:

Revenues.  Revenues increased by approximately $8.9 million, or 24.2%, to approximately $45.7 million in 2010 as compared to approximately $36.8 million in 2009.  This increase in sales was due to increased sales volume attributable to an increase in our advertising expense.

Compensation expense.  Compensation expense, which is comprised of salaries and payroll taxes, health insurance and fees and charges taken for equity-based compensation, for the year ended December 31, 2010 was approximately $19.4 million, which was an increase of approximately $1.3 million, or 7.3%, from the compensation expense of approximately $18.1 million for year ended December 31, 2009.  The increase in compensation expense was mainly due to (i) an increase in the number of tax consultant personnel hired to support our increase in the number of clients (and, therefore, sales volume).

Selling, general and administrative costs (“SG&A”).  Selling, general and administrative costs increased by approximately $6.3 million or 33.3%, from approximately $18.9 million for the year ended December 31, 2010 to approximately $25.2 million for the same period in 2010.  Selling expenses, which consists mainly of advertising expenses, increased approximately $2.0 million or 14.5% to approximately $15.8 million. General and administrative costs increased approximately $4.3 million or 84.6% to approximately $9.3 million. The Company’s  investor relations and community relations expenses increased approximately $1.5 million versus prior, which was primarily paid by the issuance of the Company’s common stock issued for services. Professional fees, which include legal and outside services increased approximately $1.1 million, to approximately $2.5 million for 2010.  This increase in such fees was due to services to keep abreast of the latest tax law development and certain legal issues of a public Company.  The remaining expenses in general and administrative costs consisted of overhead expenses, such as utilities, customer telecommunication expenses, insurance costs and rent.   Rent increased approximately $799,000 or 143.3%, from approximately $557,000 to approximately $1.4 million for the same period in 2009.  Cost associated with credit cards and bank service charges increased approximately $695,000, to approximately $788,000 versus prior years costs of approximately $93,000, this increase can be attributed to our volume growth in sales.  Other general and administrative for 2010 increased approximately $200,000 versus 2009.

Total Operating Expenses.  Total operating expenses for the year ended December 31, 2009 were approximately $45.3 million, an increase of approximately $8.1 million, or 21.9%, from total operating expenses of $37.2 million for the same period in 2009.  Total operating expenses for 2010 increased due to increases in compensation costs of approximately $1.3 million, G&A expenses increased approximately $4.3 million, advertising expenses increased approximately $2.0 million as described above and depreciation expenses increased approximately $0.5 million.

At this time, the registrant cannot determine its tax benefit/expense and net income because the registrant is waiting for the completion of the analysis of certain tax expense information.  The registrant expects that this tax information analysis will affect its net income.

                      TaxMasters, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TAXMASTERS, INC.
Date: April 1, 2011	By:/s/ Christopher J. Koscinski
Christopher J. Koscinski
Chief Financial Officer